

January 14, 2016

Via E-mail
Ms. Cathy Xiang Rong Li
Chief Financial Officer
Homeinns Hotel Group
No. 124 Caobao Road, Xuhui District
Shanghai 200235, People's Republic of China

  Re: **Homeinns Hotel Group**
      Rule 13e-3 Transaction Statement on Schedule 13E-3
      Filed January 6, 2016 by BTG Hotels (Group) Co., Ltd., Poly Victory
      Investments Limited, Ctrip Travel Information Technology (Shanghai) Co.,
      Ltd., Neil Nanpeng Shen, David Jian Sun, Jason Xiangxin Zong, Wise
      Kingdom Group Limited et al.
      File No. 005-82520

Dear Ms. Li:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that "Unaffiliated Security Holders" is defined as all shareholders other than the Rollover Shareholders. Please revise all statements made pursuant to Item 1014(a) of Regulation M-A so that they relate only to unaffiliated security holders and do not include affiliates who are not Rollover Shareholders.

2.   Please advise as to why Mr. James Jianzhang Liang is not a filing person, given that he is a director of the company and a holder of Rollover Shares.

3.   Please advise as to why Beijing Tourism Group Co., Ltd. is not a filing person, given that Poly Victory appears merely to be a holding company through which the former entity owns its interest in the company. Otherwise, please clearly disclose the principal business of this filing person.

4.   Please provide Instruction C information for Ctrip.com International, Ltd. or advise why you believe that this is not required.

5.   Please file all confidentiality agreements as exhibits to the Schedule 13E-3, as they appear to contain standstill agreements.

Cover page

6.   Please clarify in the second paragraph of the cover letter that the Merger Agreement will effect a sale of the company to corporate insiders. The use of defined terms, such as "Parent" and "Holdco," obscures this critical factor.

Background of the Merger, page 26

7.   We note that on July 28, 2015, the Special Committee considered "the feasibility of potentially requiring BTG Hotels and BTG to offer other shareholders of the Company the opportunity to participate in the Share Exchange." Please disclose why this alternative was not pursued.

8.   Each presentation, discussion, or report held with or presented by an outside party, whether in draft, preliminary or final form, oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please provide this information with respect to the memorandum delivered on July 28, 2015 and the "draft reorganization report" sent on November 16, 2015, and file these materials as exhibits to the schedule in accordance with Item 1016.

9.   Please identify the member of the Buyer Group who, on September 2, 2015, requested that the Special Committee consider the adoption of a poison pill.

10.   Please disclose "the Company's other strategic alternatives" as discussed on November 4, 2015.

Reasons for the Merger and Recommendation of the Special Committee and the Board, page 38

11.   Please provide more detail regarding the factors discussed in the fourth bullet point on page 38.

Position of the Buyer Group as to the Fairness of the Merger, page 42

12.   Disclosure states that none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the merger to the Unaffiliated Security Holders. Please revise this disclosure, given that the Buyer Group members are required under Item 1014(a) to have a reasonable belief as to fairness of the merger to unaffiliated security holders.

Certain Financial Projections, page 45

13.   Please disclose all projections without summarization. Please also disclose all draft projections, or provide narrative disclosure of changes to earlier versions of projections.

Selected Company Analysis, page 53

14.   Please disclose how Credit Suisse determined to apply Enterprise Value/EBITDA multiple ranges of 6.5x to 9.0x to the Company's CY 2015E EBITDA and 6.0x to 8.0x to the Company's CY 2016E EBITDA, and Equity Value/Net Income multiple ranges of 20.0x to 30.0x to the Company's CY 2015E Net Income and 16.0x to 25.0x to the Company's CY 2016E Net Income. In other words, please disclose how the trading multiples translated to these ranges.

Selected Transactions Analysis, page 53

15.   Please briefly disclose the respects in which the selected transactions were deemed to be similar to the Company.

16.   Please disclose why the global transactions noted in the report were considered "for reference only."

17.   Please disclose how Credit Suisse determined to apply a multiple range of 7.0x to 12.0x to the Company's Enterprise Value/LTM EBITDA as of September 30, 2015 and 25.0x to 35.0x to the Company's Equity Value/LTM Net Income as of September 30, 2015.

Other Matters, page 54

18.   We note the last paragraph on page 54. Please disclose the amount of the additional advisory fee payable upon the consummation of the Merger.

19.   We note the first paragraph on page 56. Please disclose all compensation paid to Credit Suisse during the past two years.

Valuation Report of the Financial Advisors for BTG Hotels, page 55

20.   Please disclose the method of selection for Huatai Securities and CITIC Securities.

21.   Please summarize in the disclosure document the information included in the charts on pages 22 and 26 of the Huatai Securities and Citic Securities report, and compare that data using the same measures for the company.

General, page 56

22.   Please disclose the amount of compensation received or to be received by Huatai Securities and CITIC Securities as a result of this engagement and any engagement during the past two years.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
  Kathryn King Sudol, Esq.
  Simpson Thacher & Bartlett LLP